UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   Blume Richard
   Internet Commerce Corporation
   805 Third Avenue
   New York, New York  10022

2. Date of Event Requiring Statement (Month/Day/Year)

   6/30/1999

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Issuer Name and Ticker or Trading Symbol

   Internet Commerce Corporation ("ICCSA")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Executive Vice President and Chief
           Operating Officer


6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
No securities owned.                       |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
                        |         |         |                       |         |          |             |                           |
Stock Options (1)       |6/30/1999|6/29/2009| Class A Common Stock  | 66,667  |   $12    |     D       |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |1/1/2000 |6/29/2009| Class A Common Stock  | 66,666  |   $12    |     D       |                           |
                        |(2)      |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |1/1/2000 |6/29/2009| Class A Common Stock  | 66,666  |   $12    |     D       |                           |
                        |(3)      |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |6/30/1999|6/29/2009| Class A Common Stock  | 30,000  |   $40    |     D       |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |6/30/1999|6/29/2009| Class A Common Stock  | 30,000  |   $60    |     D       |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock Options           |6/30/1999|6/29/2009| Class A Common Stock  | 30,000  |   $80    |     D       |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

(1) All options were granted under Internet Commerce Corporation's Amended and Restated Stock Option Plan.

(2) Such options shall only be exercisable if the average closing price for the common stock for any five consecutive trading days has exceeded $15.00.

(3) Such options shall only be exercisable if the average closing price for the common stock for any five consecutive trading days has exceeded $20.00.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).

  Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.



/s/ Richard Blume                                 July 12, 1999
---------------------------------                 -------------------------
** Signature of Reporting Person                  Date


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